Century Capital Management, LLC
100 Federal Street, 29th Floor
Boston, MA  02110

BY EDGAR

November 17, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-0213
Attention:  Dominic J. Minore

Re:           Century Capital Management Trust
                  (File Nos. 333-86067 and 811-09561)

Dear Mr. Minore:

On behalf of Century Capital Management Trust (the “Trust”), I am writing to respond to the staff’s comments relating to Post-Effective Amendment No. 24 to the Registration Statement of the Trust, which was filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2010 under Rule 485(a) of the Securities Act of 1933, as amended.  Set forth below is a summary of the comments that were communicated to me by telephone on October 27, 2010, and the Trust’s response to each comment.

1.             Prospectus Cover Page.  On the cover page of the prospectus, the ticker symbol should be denoted as such.

Response:  The requested change has been made.

2.             Fee Table.  Because the Adviser can recoup its fees, all references to a “fee waiver” should be changed to “fee reduction.”

Response:  The requested change has been made.

3.             Fee Table.  Confirm that the Fund’s net expenses (after the fee reduction and expense reimbursement) will be less than the gross expenses.

Response:  The Fund’s net expenses will be less than the gross expenses.

4.             Fee Table.  The expense limitation agreement should be filed as an exhibit to Post-Effective Amendment No. 25, to be filed under Rule 485(b).

Response:  The exhibit will be filed, as required.

5.             Fee Table.  Confirm that Acquired Fund Fees and Expenses will not exceed 0.01 percent of the average net assets of the Fund.

Securities and Exchange Commission
Attn:  Dominic J. Minore
November 17, 2010

Response:  Acquired Fund Fees and Expenses will not exceed 0.01 percent of the Fund’s average net assets.

6.             Principal Investment Strategies.  The prospectus states that the Fund may invest up to 20% of its assets in foreign securities.  Indicate whether the 20% limit includes emerging markets and whether there is any cap on emerging market exposure.

Response:  The requested change has been made.

7.             Principal Risks.  Add disclosure regarding the risks of investing in emerging markets.

Response:  The requested change has been made.

8.             Principal Investment Strategies.  Describe the Fund’s strategy regarding the sale of securities.

Response:  The requested change has been made.

9.             Principal Risks.  Add disclosure regarding the risks of investing in a new fund.

Response:  The requested change has been made.

10.           Performance.  Add the narrative explanation required by Item 4(b)(2)(i) of Form N-1A, modified as appropriate.

Response:  The requested change has been made.

11.           Purchase and Sale of Fund Shares.  Strike the word “generally” from the first sentence.

Response:  The requested change has been made.

12.           Fund Details.  Under the heading “Principal Investment Strategies and Related Risks,” add the sub-heading “Principal Strategies.”

Response:  The requested change has been made.

13.           Fund Details.  Change the heading “Other Investments and Risks” to “Non-Principal Investments and Risks” and clarify that other types of securities are not principal investments.

Response:  The requested change has been made.

Securities and Exchange Commission
Attn:  Dominic J. Minore
November 17, 2010

14.           Fund Details.  Consider including active trading as a principal investment strategy and add appropriate risk disclosure.

Response:  The requested change has been made.

15.           Statement of Additional Information - Investment Restrictions.  State whether the Fund will concentrate its investments in any group of industries.

Response:  The requested change has been made.

16.           Investment Restrictions.  The statement that investment restrictions which involve a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs after and is caused by the acquisition of securities does not apply to restrictions on illiquid securities.  Modify the statement accordingly.

Response:  The requested change has been made.

17.           Investment Restrictions.  The statement that the Fund will not hypothecate or pledge any of its assets as security for any of its obligations should be modified to reflect an exception for 1/3 of its assets.

Response:  The requested change has been made.

18.           Illiquid Securities and Restricted Securities.  Clarify that the Fund may hold restricted securities, provided that such securities do not exceed 15% of the Fund’s total assets.

Response:  The requested change has been made.

19.           Securities Lending.  Add disclosure regarding the reinvestment of collateral, arrangements to split the returns on the collateral investments, and the risk of losses on collateral investments.

Response:  The requested change has been made.

20.           Repurchase Agreements.  Note whether there is any limit on the Fund’s ability to enter into repurchase agreements.

Response:  The requested change has been made.

21.           Borrowing.  Add the standard disclosure regarding reverse repurchase agreements.

Response:  The requested change has been made.

Securities and Exchange Commission
Attn:  Dominic J. Minore
November 17, 2010

22.           Management of the Trust.  Add required disclosure regarding the qualifications of the Trustees.

Response:  The requested change has been made.

* * * * *

The Trust acknowledges that the disclosure in the filing is the responsibility of the Trust.

The Trust acknowledges that should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this declaration as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.  The Trust further acknowledges that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

I believe that this letter addresses the staff’s comments.  Should you have any further questions, please do not hesitate to call me at 617-701-5115.

Very truly yours,

/s/ Maureen E. Kane

Maureen E. Kane